82-03138

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR THEIR CONNECTED PERSONS

Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was notified on 25 July 2005 by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 21 July 2005 the following Persons Discharging Managerial Responsibility ("PDMRs") purchased ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 289.53 pence per share. All transactions took place on the London Stock Exchange. The shares are held in the trustee's name.

The number of shares purchased by each PDMR is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares acquired
Michael Lester	518
Steve Mogford	43
George Rose	518
Mike Turner	518
Alastair Imrie	518
Ian King	43

25 July 2005

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The Company was notified on 25 July 2005 by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 21 July 2005 the trustee transferred 13,536 ordinary shares of 2.5 pence each in BAE Systems plc for nil consideration from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (unallocated shares). The transfer was made following the forfeiture of shares, under the Rules of the BAE Systems Share Incentive Plan, from participants who have left the BAE Systems group.

Each of the following individuals, as Persons Discharging Managerial Responsibilities and potential participants in the BAE Systems Share Incentive Plan, are deemed, along with certain other group employees, to have an interest in the aggregate balance of 55,684 shares now held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares):

- Chris Geoghegan
- Michael Lester
- Steve Mogford
- George Rose
- Mike Turner
- Alastair Imrie
- Ian King
- Mike Rouse
- Alison Wood.

26 July 2005